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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-44863

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FIMCO Secuirites Group,Inc

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

110 South Wisconsin St.Unit 2G
(No. and Street)

Port Washington	WI	53074
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Fred Henry	414-702-8872	fredhenry@fisecfi.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Davilia Advisory LLC
(Name – if individual, state last, first, and middle name)

10135 Manchester Rd,Ste 206	St.louis	MO	63122
(Address)	(City)	(State)	(Zip Code)

	6667
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Fred Henry, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FIMCO Securities Group,Inc, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC BRENDA LOPEZ STATE OF WISCONSIN

Signature: [signature]

Title: PRESIDENT

[signature]

Notary Public

Exp 3-27-2028

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FIMCO Securities Group, Inc

Financial Statements and Supplementary Information

December 31, 2023

FIMCO SECURITIES GROUP, INC.

AUDITED FINANCIAL STATEMENTS

December 31, 2023

TABLE OF CONTENTS



DAVILA ADVISORY LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholder of
FIMCO Securities Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FIMCO Securities Group, Inc. (the "Company") as of December 31, 2023, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of FIMCO Securities Group, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedules I, II, and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as FIMCO Securities Group, Inc.'s auditor since 2021.

Davila Advisory, LLC

Saint Louis, Missouri
March 25, 2024

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

FIMCO SECURITIES GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

Assets:		
Cash	$	38,769
Commissions Receivable		12,000
Other Assets		722
Total Assets	$	51,491
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts Payable	$	15,143
Total Liabilites	$	15,143
Stockholder's Equity:		
Common Stock: $.01 Par Value, 9,000 Shares Authorized, 100 Shares Issued and Outstanding		1
Additional Paid-in-Capital		269,548
Retained (Deficit)		(233,201)
Total Stockholder's Equity		36,348
Total Liabilities and Stockholder's Equity	$	51,491

The accompanying notes are an integral part of these financial statements.

FIMCO SECURITIES GROUP, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2023

Revenues:

Commission Income	$	128,945
Refunds		25
Total Revenues		128,970

Operating Expenses:

Salaries and Wages	49,304
Professional Fees	15,815
Regulatory Fees and Expenses	373
State Taxes	1,725
General and Administrative	145
Total Operating Expenses	67,362

Net Income	$	61,608

The accompanying notes are an integral part of these financial statements.

5

FIMCO SECURITIES GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2023

	Common Stock		Additional Paid in Capital	Retained (Deficit)	Total Stockholder's Equity
	Shares	Amount			
Balance, January 1, 2023	100	$ 1	269,548	(245,595)	23,954
Distributions	-	-	-	(49,214)	(49,214)
Net Income	-	-	-	61,608	61,608
Balance, December 31, 2023	100	$ 1	$ 269,548	$ (233,201)	$ 36,348

The accompanying notes are an integral part of these financial statements.

FIMCO SECURITIES GROUP, INC.

Statement of Cash Flows

For the Year Ended December 31, 2023

Cash Flows from Operating Activities:

Net Income	$	61,608
Effects of Changes in Operating Assets and Liabilities:		
Commissions Receivable		8,000
Other Assets		(627)
Accounts Payable and Accrued liabilities		1,352
Net Cash Provided by Operating Activities		70,333

Cash Flows from Financing Activities:

Distributions to Stockholder		(49,214)
Net Cash Used in Financing Activities		(49,214)

Net Increase in Cash		21,119
Cash at Beginning of Year		17,650
Cash at End of Year	$	38,769

Supplemental Disclosures

Cash Paid for interest	0
Cash paid for income taxes	0

1. Nature of Business and Summary of Significant Accounting Policies

Business Activity

FIMCO Securities Group, Inc. (the "Company") was incorporated in the state of Wisconsin on March 25, 1992. The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company markets securities, annuities, unit investment trusts and mutual funds through savings and loans, banks and other financial institutions. Significant accounting policies followed by the Company are presented below.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concession Receivable

Concession receivable consist of 12b-1 fees. An allowance for uncollectible receivables is not considered necessary as the Company collects all amounts in the subsequent month.

Allowance for Credit losses

The Company has implemented ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The amendments in this Update require a financial asset measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset. The Company evaluates whether an allowance for credit losses is necessary, which represents the portion of the receivable that the Company does not expect to collect over its contractual life, considering past events and reasonable and supportable forecasts of future economic conditions. The Company's allowance for credit losses on its receivables is based on specific collectability facts and circumstances for each outstanding receivable and the associated collection risk. The Company determined no allowance for credit loss was necessary on December 31, 2023.

Revenue Recognition

The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Income Taxes

The Company's earnings are taxed directly to its stockholder for federal and state income tax purposes under subchapter S of the Internal Revenue Code. Accordingly, no provision for income taxes is made in

the accompanying financial statements. The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as tax expense. The Company is no longer subject to U.S. and Wisconsin income tax examinations for years ending before December 31, 2020.

2. Revenue from Contracts with Customers

Significant Judgments

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

12b-1 Fee Income

The Company earns 12b-1 fees in accordance with selling agreements. Fees are based on a percentage applied to the customer's assets under management. Fees are received monthly or quarterly and are recognized as revenue in the month or quarter that relates specifically to the services provided in that period, which are distinct from the services provided in other periods.

Disaggregation of Revenue

Based on the Company's revenue for the year ended December 31, 2023, no further disaggregation of revenues is deemed necessary as all revenue streams were similar in nature.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $23,626. The ratio of aggregate indebtedness was 64.1 to 1.

4. Related Party

The Company's principal place of operations is the stockholder's primary residence. The stockholder does not charge the Company occupancy or other operating expenses. The Company has made payments to Mark Henry, a related party to the sole stockholder Fred Henry, for assistance with regulatory reporting requirements.

5. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or discourse through the date the financial statements were issued, noting none.

FIMCO SECURITIES GROUP, INC.

Notes to Financial Statements

December 31, 2023

Schedule I: Net Capital Under Rule 15c3-1 and Computation of Aggregate Indebtedness

Computation of Net Capital:		
Stockholder's equity	$	36,348
Less Non-Allowable Assets:		
Commissions Receivable		(12,000)
CRD Deposit		(722)
Total Non-Allowable Assets		(12,722)
Net Capital (Deficiency)	$	23,626
Aggregate Indebtedness:		
Total Aggregate Indebtedness-Total Liabilities	$	15,143
Computation of Basic Net Capital Requiremnet:		
Minimim Net Capital Required	$	5,000
Excess (Deficit) Net Capital	$	18,626
Ratio of Aggregate Indebtedness to Net Capital		64.10

There are no material differences between the Company's Net Capital per above and the amounts reported in the Company's unaudited Part II of Form X-17A-5 as of December 31, 2023, as amended on March 30, 2024.

Schedule II and III: Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3
December 31, 2023

Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3

FIMCO Securities Group, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

Schedule III: Information Relating to Possession and Control Requirements Under Rule 15c3-3.

FIMCO Securities Group, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholder of
FIMCO Securities Group, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) FIMCO Securities Group, Inc. identified the following provisions of 17 C.F.R. section 15c3-3(k) under which FIMCO Securities Group, Inc. claims an exemption from 17 C.F.R. section 240.15c3-3(k)(1) (the "exemption provisions") and (2) FIMCO Securities Group, Inc. stated that FIMCO Securities Group, Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2023 without exception. FIMCO Securities Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FIMCO Securities Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Davila Advisory, LLC

Saint Louis, Missouri
March 25, 2024

T : (314) 965-9775   F : (314) 476-9660   W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

FIMCO SECURITIES GROUP, INC.'S EXEMPTION REPORT

FIMCO Securities Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(1), and the Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

FIMCO Securities Group, Inc.

I, <u>Frederick A. Henry</u>, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Frederick A. Henry
President